NOVEA INC.

11 Cypress Point	Amarillo, Texas 79124

November 5, 2017

Jan Woo

Legal Branch Chief Office of Information Technologies and Services

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Novea Inc.

Offering Statement on Form 1-A

Post-Qualification Amendment No. 4

Filed October 16, 2017

File No. 024-10577 Novea Inc.

Response to SEC Letter Dated November 2, 2017 (“Letter 11-02”)

Dear Jan Woo:

On behalf of Novea, Inc. (the “Company”), we file this Correspondence to describe how the Company’s Amendment No. 4 (3) to our Offering Statement on Form 1-A answers your concerns as expressed in your captioned Letter (your comments in bold).

1.0       Letter 11-02, General.

“Please refer to prior comment 1, and as requested, identify NMS Capital Advisors, LLC as a placement agent for the offering on the cover page and in the Plan of Distribution section or tell us why this disclosure is not appropriate. Also include the Broker-Dealer Services and Placement Agreement in the exhibit list of the filing.”

1.0.01	Answer.

1.0.01a       NMS Capital Advisers, LLC is identified via additional information inserted on Page 1 of the Offering Circular, Note 1.

1.0.01b       The Broker-Dealer document is uploaded as a separate document together with the Amendment (previously filed August 11, 2017, as Exhibit 6-2).

2.0       Letter 11.02. Item 11. Compensation of Directors and Executive Officers, page 19.

“Please refer to prior comment 3. You state on page 10 that through July 31, 2017, the founders received 2,000,000 shares for services valued at $0.05 per share. Your disclosure on page 19 of ‘Other Compensation’ does not reflect this compensation. Please revise the chart and identify the founders who received $100,000 compensation in the form of shares.”

2.0.01	Answer.

We have determined that no payment to the founders’ services were made at any time or in any amount. Therefore, we deleted the statement regarding such payment as referenced in this Comment.

3.0       Letter 11.02. Item 12. Security Ownership of Management and Certain Security Holders, Page 19.

“Please refer to prior comment 4. Item 12 of Form 1-A requires disclosure of all executive officers and directors as a group, and individually naming any director or executive officer who beneficially owns more than 10% of any class of the issuer’s voting securities. As disclosed in the signature page, at least Howard Nunn owns 10% of the shares outstanding. Please individually name any director or executive officer in the table on page 19 as to meet the requirements of Item 12(a)(1).”

3.0.01	Answer.

Novea Inc. Howard Nunn Page 1 of 2

Thank you for your kind direction. Fulfilling the Law’s directions and the need of the public’s need for disclosure is, like yours, our desire.

Sincerely,

/s/ Howard Nunn

Howard Nunn

Chief Executive Officer

Signed Electronically and At Amarillo, Texas

November 5, 2017

Novea Inc. Howard Nunn Page 2 of 2